Exhibit (d)(8)

                                AMENDMENT TO THE
                    CIRRUS LOGIC, INC. 2002 STOCK OPTION PLAN


     In accordance with the provisions of Section 14 of the Cirrus Logic, Inc. 2002 Stock Option Plan (the "Plan"), Cirrus Logic, Inc. hereby amends the Plan, effective as of November 1, 2002, as follows:

     1. Section 2 of the Plan is amended by re-designating the existing clauses
(x) through (cc) thereof as clauses (y) through (dd), respectively, and adding a new clause (x) to read as follows:

     "(x) "Option Exchange Program" shall mean a program approved by the Administrator whereby outstanding Options are canceled at a time when the exercise price thereof may be equal to, greater than or less than the Fair Market Value of the Common Stock in exchange for other Options (or stock options granted pursuant to a plan of a Parent or Subsidiary of the Company), whether or not such other Options or stock options are delivered simultaneously with the cancellation and whether or not the cancellation is voluntary on the part of the Optionee (or any action that has the same effect as the foregoing)."

     2. Section 4(b) of the Plan is amended by re-designating the existing clauses (vii), (viii) and (ix) thereof as clauses (viii), (ix) and (x), respectively, and adding a new clause (vii) to read as follows:

     "(vii) to implement an Option Exchange Program on such terms and conditions as the Administrator in its discretion deems appropriate, provided that no amendment or adjustment to an Option that would materially and adversely affect the rights of any Optionee shall be made without the prior written consent of the Optionee;"